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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

SPECTRUM PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
84763A 10 8
(CUSIP Number)
Rajesh C. Shrotriya
Spectrum Pharmaceuticals, Inc.
157 Technology Drive
Irvine, CA 92618
(949) 788-6700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	84763A 10 8	Page	2	of	5

1	NAMES OF REPORTING PERSONS Rajesh C. Shrotriya

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		2,676,502

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		NA

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,676,502

WITH	10	SHARED DISPOSITIVE POWER

NA

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,676,502

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.93%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[1]	The percentage owned is based on 31,460,146 shares of common stock outstanding as of May 16, 2008.

CUSIP No. 84763A 10 8	Page 3 of 5
EXPLANATORY NOTE: Dr. Rajesh C. Shrotriya previously filed a statement of beneficial ownership, and amendments thereto, with the Securities and Exchange Commission (the “SEC”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Spectrum Pharmaceuticals, Inc. (the “Company”) on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 13d-1(d) thereunder. Due to recent grants of equity-based compensation, Dr, Shrotriya’s beneficial ownership increased by more than two per cent of the class of Common Stock, thereby requiring the filing of this statement on Schedule 13D with the SEC pursuant to Section 13(d) of the Act and Rule 13d-1(a) thereunder.
Item 1. Security and Issuer
This Schedule 13D (the “Statement”) relates to the Common Stock of the Company that is beneficially owned by Dr. Shrotriya. The Company’s principal executive offices are located at 157 Technology Drive, Irvine, CA 92618.
Item 2. Identity and Background
(a)	Rajesh C. Shrotriya

(b)	Dr. Shrotriya’s business address is 157 Technology Drive, Irvine, CA 92618.

(c)	Dr. Shrotriya is the Chairman of the Board, Chief Executive Officer and President of the Company. The Company is a biopharmaceutical company that acquires, develops and commercializes a diversified portfolio of drug products, with a focus on oncology, urology and other critical health challenges. The Company’s principal executive offices are located at 157 Technology Drive, Irvine, CA 92618.

(d)	During the last five years, Dr. Shrotriya has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Dr. Shrotriya has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Shrotriya is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Dr. Shrotriya beneficially owns 2,676,502 shares of Common Stock (the “Shares”), of which, (a) 138,976 Shares were purchased by Dr. Shrotriya though open market purchases and the exercise of stock options, in each case with his personal funds; (b) 220,000 Shares were acquired upon the grant of restricted stock, subject to future vesting, as compensation, in each case, granted by the Company to Dr. Shrotriya without the expenditure of his personal funds, except for payment of taxes upon the vesting of such restricted stock; (c) 7,426 Shares were acquired through 401(k) matching contributions made by the Company in Shares; and (d) 2,310,100 Shares reported as beneficially owned in this Schedule 13D represent shares that Dr. Shrotriya has the right to acquire within 60 days through the exercise of the currently vested portions of stock options granted to him by the Company, for which no funds have yet been expended by Dr. Shrotriya.
Item 4. Purpose of Transaction
Dr. Shrotriya owns securities of the Company for investment and compensatory purposes.
Other than any shares or other securities of the Company that Dr. Shrotriya may receive as compensation from the Company, Dr. Shrotriya does not presently have any plan or proposal that relates to or would result in any of the items listed under (A) — (J) of this item. In his capacity as Chairman of the Board of Directors, Chief Executive Officer and President of the Company Dr. Shrotriya has an active role in the Company’s management and therefore, may have general knowledge about one or more of the items listed under (A) — (J) of this item.
Item 5. Interest in Securities of the Issue
(a) As of May 16, 2008, Dr. Shrotriya beneficially owns an aggregate of 2,676,502 Shares, representing an aggregate of 7.93% of the outstanding shares of Common Stock.
(b) Dr. Shrotriya has complete voting and dispositive power over the Shares.
(c) — (e) Not Applicable

CUSIP No. 84763A 10 8	Page 4 of 5
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Company has entered into an employment agreement with Dr. Shrotriya. The employment agreement provides for equity grants to Dr. Shrotriya as determined by the Compensation Committee of the Board of Directors. The employment agreement provides for certain guaranteed severance benefits related to stock options if (1) Dr. Shrotriya’s employment is terminated by the Company at the expiration of the term of the employment agreement, (2) Dr. Shrotriya is terminated without cause, (3) Dr. Shrotriya’s employment is terminated (other than by Dr. Shrotriya) due to a change in control, or (4) Dr. Shrotriya is adversely affected (as described below) in connection with a change in control and Dr. Shrotriya resigns. However, if Dr. Shrotriya terminates his employment at any time upon ninety days’ notice, or death or disability, he shall not be entitled to any severance under the employment agreement.
If Dr. Shrotriya is terminated without cause or at the expiration of the term of the employment agreement, all options held by Dr. Shrotriya shall immediately vest and will be exercisable for up to one year from the date of termination; provided, however, that if the Board determines that Dr. Shrotriya’s employment is being terminated for the reason that the shared expectations of Dr. Shrotriya and the Board are not being met, in the Board’s judgment, then the options currently held by Dr. Shrotriya will vest in accordance with their terms for up to one year after the date of termination, with the right to exercise those options, when they vest, for up to approximately thirteen (13) months after the date of termination.
If there is a change of control of the Company, and (1) Dr. Shrotriya’s employment is involuntarily terminated or (2) Dr. Shrotriya is adversely affected in terms of overall compensation, benefits, title, authority, reporting relationships, location of employment or similar matters and Dr. Shrotriya elects to resign from full service to the Company, all options granted to Dr. Shrotriya shall vest to the same extent as provided in the case of a termination without cause. In addition, if an acquirer of 100% of the Company’s stock is itself a publicly held company, the Company shall make reasonable efforts to negotiate that Dr. Shrotriya shall have the right, but not the obligation, to convert all of his vested options into options to purchase the acquirer’s stock and shall have two (2) years to exercise those options, but the Company shall have no obligation to Dr. Shrotriya if it fails to secure such rights or concludes that pursuing such rights would materially prejudice the interest of the stockholders of the Company.
The employment agreement also provides that, upon Dr. Shrotriya’s retirement (voluntary termination after reaching the Company’s retirement age or age 65, whichever occurs first), all options held by Dr. Shrotriya will become fully vested.
Notwithstanding the terms of Dr. Shrotriya’s employment agreement as discussed above, Dr. Shrotriya’s options are subject to the terms of the respective stock incentive plans and individual agreements governing such options. Such plans and forms of such agreements have been filed with the SEC as exhibits to periodic reports by the Company and the principal terms of each option and restricted stock grant has been reported by Dr. Shrotriya on statements on Form 4 filed with the SEC.
Item 7. Material to Be Filed as Exhibits
10.1	Employee Stock Purchase Plan. (Filed as Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 (No. 333-54246), and incorporated herein by reference.)

10.2	Amendment 2001-1 to the Employee Stock Purchase Plan effective as of June 21, 2001. (Filed as Exhibit 10.22 to Form 10-K, as amended, as filed with the Securities and Exchange Commission on April 25, 2001, and incorporated herein by reference.)

10.3	Executive Employment Agreement for Rajesh C. Shrotriya, M.D., dated as of December 1, 2000. (Filed as Exhibit 10.35 to Form 10-K, as filed with the Securities and Exchange Commission on April 2, 2002, and incorporated herein by reference.)

10.5	Form of Stock Option Agreement under the 2003 Amended and Restated Incentive Award Plan. (Filed as Exhibit 10.1 to Form 8-K, as filed with the Securities and Exchange Commission on December 17, 2004, and incorporated herein by reference.)

10.6	Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the Amended and Restated Incentive Award Plan. (Filed as Exhibit 10.44 to Form 10-K, as filed with the Securities and Exchange Commission on March 15, 2006, and incorporated herein by reference.)

10.7	Third Amended and Restated 1997 Stock Incentive Plan. (Filed as Exhibit 10.2 to Form 10-Q, as filed with the Securities and Exchange Commission on November 3, 2006, and incorporated herein by reference.)

10.8	2003 Amended and Restated Incentive Award Plan. (Filed as Exhibit 10.3 to Form 10-Q, as filed with the Securities and Exchange Commission on August 9, 2007, and incorporated herein by reference.)

CUSIP No. 84763A 10 8	Page 5 of 5
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 16, 2008

/s/ Rajesh C. Shrotriya
Rajesh C. Shrotriya